Prudential Investment Portfolios 16
Prudential Income Builder Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of September, 2014, between Prudential Investment Portfolios 16 (PIP 16) on behalf of its series, Prudential Income Builder Fund, and Prudential Investments LLC (the Manager).

WHEREAS PIP 16 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 16 compensates the Manager for the services provided by the Manager to Prudential Income Builder Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to Prudential Income Builder Fund:

0.70% for first $1 billion of average daily net assets; and

0.65% over $1 billion of average daily net assets

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTOLIOS 16

By: /s/ Stuart S. Parker
Stuart S. Parker, President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President